
Where's Rose
A Film By John Mathis



TABLE OF CONTENTS

3. Logline

4. Synopsis

5. Characters

7. Director's Statement

8. Visual Style

11. Locations

LOGLINE

When a little girl is found after going missing, only her older brother recognizes the evil force that has returned in her place.

SYNOPSIS

In a quiet suburban community, Eric, a model student on track to playing football at his dream university, lives with his two loving parents and his younger sister, Rose. Unlike Eric, Rose is quiet and sweet-natured. She loves the outdoors and spends her time creating stories with her imaginary friend who lives in the woods. Altogether, the four of them live the American Dream. However, behind the facade of a picture perfect family, there is a darkness lurking.

One summer night, Eric's parents leave the house for a date night, and they won't be back until morning. Eric goes off to football practice, while Rose stays at home with her babysitter, Jessica, a neighbor and family friend. The next morning, the parents return to find that Rose is missing. They wake Eric up. He has not seen his sister. The parents begin to panic and call the police. They drive around looking for her. Just when it seems that all hope is lost, the Sheriff's Department calls to say they found Rose, that she is okay, but that she is not speaking. They found her wandering by the edge of the forest in the local park.

The parents bring Rose to the hospital, but the doctor can't find anything wrong with her. They bring her home. From the get-go, Eric is suspicious of what happened to his sister. She does not remember her best friend's name, and she can no longer eat meat, repulsed by the mere sight of it.

One night, Eric sees that Rose's bedroom door is cracked open. Inside, he sees the silhouette of a small, bony Creature staring at itself in Rose's mirror. Eric puts his hand over his mouth, trying not to scream. He tries to back up slowly, but his foot makes the wood floor creak. The Creature snaps its head towards Eric and looks right into his eyes. Eric now knows he's living with an imposter: a shape shifting creature who has taken the form of Rose.

As the Creature continues to live in the house as Rose, Eric's paranoia grows. It reaches its peak when, one day, Eric snaps and confronts the Creature head on in the forest behind his house. It is in this scene that the horrible truth is revealed. The reason Eric is so suspicious of Rose when they find her is because he knows his little sister is dead… because he killed her the night before. Rose caught Eric trying to rape Jessica, the babysitter, that night. Eric chased Rose into the woods behind their house, where he killed her. The Creature is what Eric thought was Rose's imaginary friend.

At the end of the film, Jessica finds the courage to confront Eric and go to the police. The Creature in this story is used as a catalyst for the characters; the Creature pushes them to reveal their true nature. With regard to Eric, the Creature helps to reveal to his parents and friends the darkness under his facade.

WHERE'S ROSE is an intense, thrilling horror film that is all about perspective. Unlike many other horror films, the Creature in this film is truly good, and the real monster is the boy next door.



ERIC DANIELS (TY SIMPKINS)

The golden boy, the winner, Eric is ready to make his parents proud in life. He is well liked, captain of the football team, and has just been accepted to a prestigious university. He is the quintessential young American man. But not all is as it appears on the surface. Unbeknownst to Eric's parents, there is a darkness bubbling beneath the surface. He cannot hide who he is forever, but he can certainly try.



ROSE DANIELS

A curious, inquisitive girl with a big imagination. Innocent and pure, Rose is the heart of the Daniels' household. She is often found exploring the forest or reading fairy tales.

THE CREATURE

An ancient creature that has made its home in the forest behind the Daniel's house.
It is the mysterious "imaginary" friend that Rose has made. Based on the changeling
from Irish Folklore, a Dark Fairy that takes the form of children.




DIRECTOR'S STATEMENT

There is a simplicity, beauty, and grace to classic genre films, be it Alfred Hitchcock's *Rebecca*, Guillermo Del Toro's *The Shape of Water*, or David Robert Mitchell's *It Follows*. Since I was young, I have had a deep love for genre movies. They allow the filmmaker to make frank and fascinating observations about society while still delivering the kind of thrills that only cinema can truly give. A film is an immersive experience that can only work when all of the arts are melded together to tell a singular story with a strong, unified vision.

With *Where's Rose*, I want to tell a story that feels real, yet magical. I want to do with this film what Del Toro accomplished with *Pan's Labyrinth*: blending reality and fantasy. This film is a dark fairy tale, and I want the audience to not know where the real world ends and the fantastical one begins.

This story is very important to me as a filmmaker and as a human being. It tackles the false sense of masculinity in many young American men and the evil they can do when they wield that lie. I want it to be very clear that Eric is the villain of the film. He is an abusive, manipulative, and truly evil person; however, as with many of the best villains, it is important for the audience to not see it until it is too late.

Another aspect that is fascinating and extremely important to me is the fact that this story is all about perspective, and that the truth can be manipulated to fit someone's viewpoint. I was inspired by Joe Wright's stunning film, *Atonement*, which showed how a couple's life was destroyed because of a false perspective from another character in the film. What excited me about the concept of *Where's Rose* was the thought of reversing the logic used in Wright's film to apply to the villain of mine. In *Where's Rose*, we follow Eric's POV, thinking he is the hero; however, when we switch POVs at the end of the 3rd act, we will quickly see that he is the real monster of the story.

This film will be truly terrifying; however, unlike many horror films, its horror arises from the real world and not the fantastical. Like many of Del Toro's films, the true evil is rooted in the everyday world. For example, the villain of *Pan's Labyrinth* is not the fawn but Captain Vidal, who abuses his power. This film will not just rely on jump scares but also on mood and the integrity of its story.

Lastly, although this film explores the darker side of humanity, I hope it can also be a beautiful reminder of the core values that we all hold dear: love, honesty, integrity, and the power to keep moving forward. I feel that the girls in this film show that. Just as there is darkness in the world, there is also great beauty, and I believe that is what is worth remembering in the end. The creature is the catalyst that makes our characters reveal their true nature. In the end, the "monster" is the hero we need.

VISUAL STYLE







With *Where's Rose* I am trying to create an original world that combines the visuals of the classic American suburb with the visuals of dark fantasy. This film is a horror movie with the visual skin of a fable. It is my hope to create something truly iconic with a fresh conceptual approach. It is my hope to do with *Where's Rose* for horror what *E.T.* did for sci-fi. With that in mind, I want to approach this film as you would a historic genre film but update it for our time. I want to stay away from the shaky handheld look used in many contemporary indie horror films. This film, unlike many indie films, is heavily structured and needs precise, well thought out camera moves. We will follow one character's POV, and the camera movements need to pull us into what he is seeing. By doing this, we will be able to pull our audience deeper into the story without distraction. This film is a puzzle, and each shot needs to click perfectly into place.








LOCATIONS







MARK FREIBURGER
Letter of Intent

Dear Investor,

    As a producer of multiple independent films, it is my intention to come on board in an advisory role as Executive Producer on the currently titled film *WHERE'S ROSE* for director John Mathis, and help guide the film's producers through the process of production, post and distribution when the film is financed. I believe the script to be a unique twist on the horror genre, and given the limited budget in the low six figures, I also believe this film will be positioned to potentially make a reasonable profit pending the final product and distribution arrangement. I am looking forward to being a part of this film. I have seen John's previous work, and believe in him and his fellow alum from UNCSA, and have no doubt that they will deliver a quality horror film on a limited budget.

    Sincerely,
    Mark Freiburger

